Exhibit 99.2

APHRIA inc. ANNOUNCES STRATEGIC ENTRY INTO THE UNITED STATES WITH AN agreement to acquire sweetwater brewing company

SweetWater’s Portfolio of Beer Brands, Including the Flagship 420 Brand, Aligns with a Cannabis Lifestyle and Provides a Scalable Platform for Expansion into the U.S. and Canada

Accretive Acquisition Significantly Expands Aphria’s Addressable Market and Diversifies Product Offerings

Establishes an Infrastructure in the U.S. Enabling Accelerated Entry into U.S. Cannabis Market, Subject to Federal Legalization

Aphria to Host a Conference Call and Webcast

This news release constitutes a “designated news release” for the purposes of Aphria’s prospectus supplement dated July 29, 2020 to its short form base shelf prospectus dated November 22, 2019

Leamington, Ontario – November 4, 2020 – Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and Nasdaq: APHA), a leading global cannabis company inspiring and empowering the worldwide community to live their very best life, today announced it has entered into an agreement of merger and acquisition (the “Agreement”) to acquire SW Brewing Company, LLC (“SweetWater Brewing Company” or “SweetWater”). SweetWater Brewing Company is one of the largest independent craft brewers in the United States (“U.S.”) based on volume. Beginning with the flagship 420 beverage offerings, SweetWater has created an award-winning lineup of year-round, seasonal and specialty beers, a portfolio of brands closely aligned with a cannabis lifestyle. The approximately USD $300 million acquisition has been unanimously approved by Aphria’s Board of Directors and is expected to close before the end of December 2020. Aphria expects this acquisition to be immediately accretive to EBITDA and diluted earnings per share. All dollar amounts in the press release are expressed in U.S. dollars, unless otherwise noted.

Founded in 1997 by Freddy Bensch, SweetWater has broad consumer appeal and has established strong distribution across 27 states plus Washington, D.C. and has ample capacity to support distribution efforts into new geographies, with limited capital expenditure. From its state-of-the-art brewery in Atlanta, Georgia, SweetWater produces a balanced variety of year-round and seasonal specialty craft brews, with SweetWater beverages available in approximately 29,000 off-premise retail locations ranging from independent bottle shops to national chains. SweetWater’s significant on-premises business allows consumers to enjoy its varietals in more than 10,000 restaurants and bars.

In addition to its traditional distribution footprint, SweetWater 420 Extra Pale Ale and IPA are served on all Delta flights nationwide plus internationally totaling more than 50 countries across six continents which has served to extend SweetWater’s brand reach on both a national and international level. The Company also hosts an annual music festival, “SweetWater 420 Fest,” that has evolved into one of the largest and most anticipated music festivals in the U.S., increasing brand awareness nationwide. In 2019, the 420 Strain G13 IPA became the top new craft brand in the U.S. in the first 12 months after its launch. In addition to branding, SweetWater’s various 420 strains of craft brews use terpenes and natural hemp flavors that, when combined with select hops, emulate the flavors and aromas of popular cannabis strains, to appeal to a loyal consumer base that made the 420 Strain G13 IPA their #2 best-selling beer and #1 best-selling new craft beer in the U.S. For the year ended December 31, 2019, SweetWater Brewing Company generated net revenue and adjusted EBITDA of $66.6 million and $22.1 million, respectively, and production volume increased 7% year-over-year to nearly 261,000 barrels, twice the growth rate of the craft beer market nationally, according to the Brewers Association.

“Our strong balance sheet and access to capital have enabled us to enter the U.S. through this strategic and accretive acquisition. We will establish and grow our U.S. presence through SweetWater’s robust, profitable platform of craft brewing innovation, manufacturing, marketing and distribution expertise. At the same time, we will build brand awareness for our adult-use cannabis brands, Broken Coast, Good Supply, Riff and Solei, through our participation in the growing $29 billion craft brew market in the U.S. ahead of potential future state or federal cannabis legalization,” said Irwin D. Simon, Aphria’s Chairman and Chief Executive Officer. “We look forward to building upon the strengths of each of our respective and complementary brands, diversifying our product offering, broadening our consumer reach, and enhancing loyalty with consumers.”

“We are excited to welcome Freddy and the entire SweetWater team to the Aphria family,” continued Simon. “As a purpose-driven company, Aphria takes great pride in leading with our core values and is committed to changing people’s lives for the better by investing in our products, our people and our planet – a sentiment SweetWater completely shares with us.”

Freddy Bensch, SweetWater’s Founder and Chief Executive Officer, commented, “We are excited by the opportunity to join a leading global cannabis company and build a successful future based on the strengths we both bring to this combination. Our 420 brand offerings and SweetWater 420 Fest complement Aphria’s cannabis business and create mutual opportunities for accelerated expansion into other cannabis- and beverage-related products in the U.S. and Canada. We will leverage our growing beverage offering and build an even stronger, more diversified company with a continued focus on authentic and distinctive brands using some of the freshest, most flavorful ingredients to create innovative and high quality beverages including beers, seltzers, spirits and non-alcoholic beverages that our loyal and growing consumer base has come to expect from SweetWater.”

Strategic and Financial Benefits

In addition to acquiring a strong brand and accretive business, this strategic acquisition positions Aphria with a platform and infrastructure within the U.S. to enable it to access the U.S. market more quickly in the event of federal legalization. The acquisition will create a larger and more diversified leading global cannabis company. Aphria believes the combination will provide several financial and strategic benefits, including the following:

Creates a Combined Branded Cannabis Lifestyle Products Company with Diversified Financial Position:

On a combined basis, Aphria and SweetWater will have approximately CAD $650 million to CAD $675 million of annualized pro-forma net revenue and approximately CAD $65 million to CAD $70 million of annualized pro-forma adjusted EBITDA. The acquisition is expected to further diversify Aphria’s current net revenue mix, with the combined cannabis and distribution business representing approximately 85 percent of net revenue and the craft brewing and beverage business representing approximately 15 percent of net sales, based on the pro forma net revenue. In addition, Aphria expects the acquisition to be margin accretive with SweetWater generating adjusted EBITDA margins well in excess of 30 percent.

Generates Significant Cross-Selling Opportunities while Expanding Aphria’s Addressable Market in both the U.S. and Canada:

The combination of Aphria’s existing cannabis business with SweetWater’s craft brewing business is expected to expand Aphria’s addressable market. According to Brewers Association, 2019 retail dollar sales of craft beer in the U.S. was $29.3 billion. Aphria’s acquisition of SweetWater Brewing Company will provide a robust, profitable platform for future growth and development in the U.S. market. Aphria believes the acquisition will position it to introduce and build brand awareness of, and equity in, its existing adult-use cannabis brands Broken Coast, Good Supply, Riff and Solei in the U.S. by leveraging SweetWater Brewing Company's manufacturing and distribution infrastructure. The explosive growth of SweetWater’s Strain series, launched in 2018, showcases its cultivated reputation for innovation, staying at the forefront of the industry and current with craft and consumer trends. Leveraging SweetWater’s innovation knowledge and expertise, Aphria plans to introduce its brands via craft beers and other beverages as well as other non-alcoholic products as it seeks to take advantage of opportunities for both the adult-use and health and wellbeing beverage trends. Similarly, Aphria will be able to enter the Canadian beverage alcohol sector to distribute and sell SweetWater’s 420 brand and other beverage offerings in Canada. In addition, SweetWater’s innovation pipeline includes entry into the rapidly growing hard seltzer category, which is being fueled by millennials, an important demographic.

Opportunity for Accelerated Entry into the U.S. Cannabis Market, Subject to Federal Legalization:

Aphria believes the acquisition of SweetWater is the cornerstone of its longer-term U.S. strategy and an important step towards achieving its vision to change people’s lives for the better by inspiring and empowering the worldwide community to live their very best life. SweetWater’s existing infrastructure can be leveraged to accelerate Aphria’s entry into the U.S. ahead of federal legalization of cannabis. The acquisition also provides the addition of key partnerships with leading U.S. distributors, retailers and on-premises customers strengthening Aphria’s ability to develop new distribution in the U.S. for its products.

Addition of an Experienced Executive Team:

The acquisition will expand Aphria’s leadership team through the addition of SweetWater’s talented group of executives who have substantial operational experience in the craft brewing and beverage industry and a proven track record of developing, building and growing strong consumer brands. SweetWater’s management team will remain in place along with approximately 125 employees. Freddy Bensch will continue as Chief Executive Officer of the wholly owned subsidiary, reporting directly to Irwin D. Simon, reflecting the commitment and belief of both companies in the future success of the combined company. Freddy Bensch will enter into a consulting agreement that will continue until the end of calendar 2023, subject to renewals.

Agreement Details

Under the terms of the Agreement, SweetWater will become a wholly owned subsidiary of Aphria. The unitholders of SweetWater will receive $250 million in cash and approximately $50 million in Aphria stock at closing and are eligible to receive up to $66 million of additional cash under an earnout through the end of calendar year 2023. The initial transaction value represents approximately 12.5x adjusted EBITDA multiple and it is expected to close before the end of December 2020.

The Agreement contains customary terms and conditions for a transaction of this nature, including representations and warranties of both Aphria and SweetWater, termination rights and customary closing conditions, including (i) HSR clearance (ii) no governmental authority shall have enacted any order prohibiting the completion of the acquisition, (iii) no material adverse effect in respect of the SweetWater business, and (iv) the accuracy of each party’s representations and warranties and each party’s material compliance with its covenants and agreements contained in the Agreement. For further information on the terms and conditions of the acquisition, please refer to the entire Agreement available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Aphria expects to finance the cash component of the purchase price under the Agreement through (i) a committed $100 million term debt facility at the SweetWater level to be provided by certain of Aphria’s and SweetWater’s existing lenders, (ii) accessing up to $100 million from its existing $100 million At-The-Market (“ATM”) equity program, and (iii) available cash on hand. Aphria has sufficient cash on hand to fund the acquisition.

About SweetWater Brewing Company

SweetWater Brewing Company has been in operation since 1997. The principal executive offices of SweetWater Brewing Company are located at 195 Ottley Drive, Atlanta, Georgia 30324. SweetWater Brewing Company’s website is www.sweetwaterbrew.com.

Freddy Bensch, Founder of SweetWater, and his team have established the brewery into one of the largest independent craft brewers in the United States. SweetWater manufactures and distributes bottled, canned and draft premium craft beers under the SweetWater brand.

SweetWater Brewing Company has a state-of-the-art brewery and integrated restaurant and live music venue at its principal offices in Atlanta, Georgia. The 158,000 square foot building is leased, and the lease expires in 2040. SweetWater obtains the ingredients used in its products and the packaging for its products from a variety of different sources and has not historically had any difficulty in securing an adequate supply of ingredients or packaging for its products. The facility bottling and canning lines are capable of packaging 23.5 million gallons of bottles annually. The facility also has kegging capacity of 1.5 million kegs annually.

SweetWater Brewing Company is not subject to any material legal or regulatory proceedings that could adversely affect the operation of the business.

Additional financial disclosure

Proforma balance sheet

	Aphria		Pro forma
	August 31,	Acquisition of	August 31,
CAD $ (000's)	2020	SweetWater[1]	2020
Assets
Current Assets
Cash and cash equivalents	$400,019	$(53,419)	$346,600
Other current assets	491,507	12,442	503,949
	891,526	(40,977)	850,549
Long-term assets	1,599,048	30,766	1,629,814
SW purchase price to be allocated	--	361,204	361,204
Accounts payable and accrued liabilities	$1,599,048	$391,970	$1,991,018
Liabilities
Current liabilities	$166,014	$16,994	$183,008
Long-term liabilities	474,360	121,986	596,346
	640,374	138,980	779,354
Shareholders' equity
Share capital	1,860,353	196,050	2,056,403
Other equity	71,780	--	71,780
Retained earings (deficit)	(81,933)	--	(81,933)
	1,850,200	196,050	2,046,250
	$2,490,574	$335,030	$2,825,604

1 Based on unaudited financial statements for SW Brewing Company, LLC, and its subsidiaries for the period ended August 31, 2020 prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") converted into Canadian dollars at the rate of 1.31. No adjustments have been made to conform the accounting policies of SweetWater to Aphria nor to convert the financial statements of SweetWated from US GAAP to IFRS. Adjustments have been made to reflect transactions expected to occur associated with the acquisition of SweetWater, including reduction of existing cash for US$50 million, issuance of shares for US$150 million and obtaining debt financing for US$100 million all of which is used to fund the acquisition in the above pro forma statement of financial position. Based on unaudited, but reviewed, financial statements for Aphria Inc. for the three month period ending August 31, 2020, prepared in accordance with IFRS in Canadian dollars.

Select historical financial information of SweetWater

	SweetWater	SweetWater YTD
	2019 as of	2020 as of
USD $ (000's)	December 31st1	August 30th2
Production volume (barrels of beer)	260,618	158,698

Net revenue	$66,612	$40,210
Net income	22,728	15,592
Adjusted EBITDA	22,468	15,951
EBITDA margin	33.7%	39.7%

Reconciliation from net income to adjusted EBITDA:
Net income	$22,728	$15,592
Other income (expense)	$(3,698)	$(1,394)
Depreciation	4,238	2,443
Share-based compensation	135	29
Management fees	405	100
Non-recurring expenses (income)	621	488
Pro-forma rent	(1,961)	(1,307)
Adjusted EBITDA	22,468	15,951

[1]	Based on audited financial statements for SW Brewing Company, LLC, and its subsidiaries for the year ended December 31, 2019 prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") , presented in US dollars.

[2]	Based on unaudited financial statements, prepared by management and not reviewed, for SW Brewing Company, LLC, and its subsidiaries for the period from January 1 to August 31, 2020, prepared in accordance with US GAAP. No adjustments have been made to confirm the accounting principles of SweetWater to Aphria nor to convert the financial statements from US GAAP to IFRS.

Proforma annualized figures

	Aphria	Aphria August	SweetWater	Foreign
	August 31,	31st annualized	December 31,	exchange[3]	Proforma annualized
CAD $ (000's)	2020[1]	(a)	2019[2] (b)	(c)	(a + b + c)
Net revenue	145,689	582,756	66,612	20,650	670,018

Adjusted EBITDA	10,006	40,024	22,468	6,965	69,457

[1]	Based on unaudited, but reviewed, financial statements for Aphria Inc. for the three months ended August 31, 2020, prepared in accordance with IFRS in Canadian dollars.

[2]	Based on audited financial statements for SW Brewing Company LLC for the year ended December 31, 2019, prepared in accordance with US GAAP in US dollars, not subject to adjustments to conform to our accounting policies nor to convert to IFRS.

[3]	Based on a US Canadian foreign exchange rate of 1.31.

Advisors

Jefferies LLC is serving as financial advisor and DLA Piper LLP (U.S.) and Fasken Martineau Dumoulin LLP (Canada) are acting as legal counsel to Aphria. Arlington Capital Advisors is serving as financial advisor and Winston & Strawn LLP is acting as legal counsel to SweetWater.

Conference Call & Webcast Presentation

Aphria executives will host a conference call and webcast with a supplemental presentation to discuss the SweetWater Brewing Company acquisition today, November 4, 2020 at 4:20 p.m. Eastern Time.

To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from international locations and use the passcode 5094492. A telephone replay will be available approximately two hours after the call concludes through December 2, 2020. To access the recording dial (855) 859-2056 and use the passcode 5094492.

There will also be a simultaneous, live webcast and supplemental presentation available on the Investors section of Aphria’s website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria Inc.

Aphria Inc. is a leading global cannabis company inspiring and empowering the worldwide community to live their very best life. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion.

For more information, visit: aphriainc.com

###

For media inquiries please contact:

Tamara Macgregor

Chief Corporate Affairs Officer

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

Investor Relations

investors@aphria.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS OF APHRIA:

Certain information in this news release constitutes forward-looking information or forward-looking statements (together, “forward-looking statements”) under applicable securities laws and are expressly qualified by this cautionary statement. Any information or statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements, including, but not limited to, statements in this news release with regards to available cash resources, potential acquisition opportunities, Canadian and international growth, Aphria’s market position, ability to generate consistent growth, and net revenue and adjusted EBITDA. The Company uses words such as “forecast”, “future”, “should”, “could”, “enable”, “potential”, “contemplate”, “believe”, “anticipate”, “estimate”, “plan”, “expect”, “intend”, “may”, “project”, “will”, “would” and the negative of these terms or similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Various assumptions were used in drawing the conclusions contained in the forward-looking statements throughout this news release. Forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. Factors that may cause such differences include, but are not limited to, risks assumptions and expectations described in the Company’s critical accounting policies and estimates; the adoption and impact of certain accounting pronouncements; the Company’s future financial and operating performance; the competitive and business strategies of the Company; the intention to grow the business, operations and potential activities of the Company; the ability of the Company to complete the acquisition of SweetWater and to obtain financing on favorable terms; the Company’s ability to provide a return on investment from its acquisition of SweetWater; the Company’s ability to maintain a strong financial position and manage costs; the Company’s ability to maximize the utilization of its existing assets and investments; the Company’s ability to take a leadership position in the industry; the expected inventory and production capacity of the Company; the expected category growth of the Company’s products; the anticipated increase in demand for bulk and saleable flower, and the related growth in the wholesale market; the expected variability of wholesale cannabis revenue; the market for the Company’s current and proposed products, including vape pens, as well as the Company’s ability to capture market share; the anticipated timing for the release of expected product offerings; the development of affiliated brands, product diversification and future corporate development; expectations with respect to the Company’s product development, product offering and the sales mix thereof; the Company’s satisfaction of international demand for its products; the Company’s plans with respect to importation/exportation; the Company’s ability to meet the demand for medical cannabis; the Company’s plans to establish strategic partnerships, including collaborations with academic institutions in Germany; whether the Company will have sufficient working capital and its ability to obtain financing required in order to develop its business and continue operations; the Company’s expected ongoing contractual relationships, and the terms thereof; the Company’s ability to comply with its financial covenants in the future; the applicable laws, regulations, licensing and any amendments thereof related to the cultivation, production and sale of cannabis product in the Canadian and international markets; the grant, renewal and impact of any license or supplemental license to conduct activities with cannabis or any amendments thereof; the Company’s purpose, mission, vision and values with; the effects of COVID-19 nationally and globally which could have a material adverse impact on Aphria’s business, operations and financial results, including disruptions in cultivation and processing, supply chains and sales channels, as well as a deterioration of general economic conditions including national and/or global recessions and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores; general economic conditions; adverse industry events and future steps to be taken in response to COVID-19; the expected cost to produce a gram of dried cannabis; the expected cost to process cannabis oil; expectations with respect to crop rotation and harvest, the anticipated future gross margins of the Company and the potential for significant growths or losses; the potential for the Company to record future impairment losses; the performance of the Company’s business and operations; the Company’s ability to capitalize on the US market; future expenditures, strategic investments and capital activities; the anticipated timing for the completion of the Company’s German cultivation facility, the first harvest from such facility and the expected capacity of such facility; and current and future legal actions, and the Company’s ability to cover any costs or judgements arising from these actions either through insurance or otherwise.

Readers are cautioned that the foregoing list is not exhaustive and should consider the other factors discussed under the heading “Risk Factors” in Aphria's most recent Annual Information Form and under the heading “Industry Trends and Risks” in Aphria’s Management’s Discussion and Analysis for the three months ended August 31, 2020, each available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws. Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING THE BUSINESS OF SWEETWATER AND THE ACQUISITION:

There are many risks associated with the proposed acquisition. Investors in Aphria should carefully consider the following risks which apply to the acquisition and the combined company following the closing of the acquisition: (i) The completion of the acquisition is subject to the satisfaction or waiver of a number of conditions as set forth in the Agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the acquisition. (ii) There is a risk that some or all the expected benefits of the acquisition may fail to materialize or may not occur within the time periods anticipated by Aphria. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the acquisition difficult. (iii) The success of SweetWater has been the experienced management team and dedicated employees. There can be no assurance that the management team of SweetWater will continue for any extended time period with Aphria. The failure to retain key executives and employees of SweetWater could have a material adverse effect on the success of the acquisition. (iv) The unaudited pro forma and historical financial information included in this press release has been prepared using the financial statements of Aphria and SweetWater, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the acquisition. (v) Aphria expects to access the committed credit facility, the public markets and its cash on hand to finance the acquisition. There can be no assurance that the credit facility or raising equity in the capital markets will provide cash to Aphria to complete the acquisition and thereby could significantly reduce the level of working capital available to Aphria. (vi) The beer market is mature and competitive. SweetWater competes with a variety of domestic and international brewers, many of whom have substantially greater financial, production and marketing resources. There is no assurance that SweetWater’s historical financial results will continue in the future. (vii) SweetWater’s ability to manufacture and supply products and its sales revenue, results of operations, cashflow and liquidity may be adversely impacted by the ongoing COVID-19 (coronavirus) outbreak. As the outbreak and global responses to it continue, the operations of SweetWater, its customers and suppliers may be materially adversely affected by additional supply delays, shortages of labor and/or partial or complete closure of its facility or its customers. (viii) SweetWater’s business is highly regulated regarding such matters as licensing requirements, trade and pricing practices, permitted and required labeling, advertising, promotion and marketing practices, relationships with distributors, environmental and related matters. Failure on the part of the Aphria to comply with these regulations could have a material adverse effect on SweetWater’s ability to continue its operations in the same or similar manner previously operated. (ix) SweetWater’s operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products and equipment defects. The occurrence of such a problem could result in a costly product recall and serious damage to SweetWater’s reputation for product quality.